MONTHLY REPORT - JULY, 2008
                              Global Macro Trust
             The net asset value of each unit as of July 31, 2008
              was $1,247.88, down 3.33% from $1,290.80 per unit
                            as of June 30, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (605,815.606       $  8,170,153     773,815,898    781,986,051
   units) at June 30, 2008
Addition of 18,956.090 units on         710,852      23,757,634     24,468,486
   July 1, 2008
Redemption of 7,240.837 units on             (0)     (9,035,696)    (9,035,696)
   July 31, 2008*
Net Income (Loss) - July 2008          (317,828)    (26,388,485)   (26,706,313)
                                    ------------  --------------  -------------
Net Asset Value at July 31,        $  8,563,177     762,149,351    770,712,528
2008
                                    ============  =============   =============
Net Asset Value per Unit at
July 31, 2008 (617,617.438
units inclusive of 86.579
additional units.)                                $    1,247.88

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $  5,699,224     97,829,012

      Change in unrealized gain (loss) on open      (36,571,262)   (17,328,086)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (172,084)    (1,440,976)


   Interest income                                    1,827,967     13,938,374

   Foreign exchange gain (loss) on margin                65,627       (760,142)
      deposits
                                                  --------------  -------------
Total: Income                                       (29,150,528)    92,238,182
Expenses:
   Brokerage commissions                              4,416,134     28,536,293

   20.0% New Trading Profit Share                    (7,049,180)     9,546,291

   Custody Fees                                              0          64,185

   Administrative expense                               188,831      1,229,939
                                                 ---------------  -------------
Total: Expenses                                      (2,444,215)    39,376,708

Net Income (Loss) - July, 2008                     $(26,706,313)    52,861,474

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      August 8, 2008


Dear Investor:

Global Macro Trust ("GMT") was down 3.33% for July, 2008. Year-to-date the Trust is up 7.84%.

Over 90% of July's loss was attributable to the commodity futures markets. Most of the media emphasis has been on the pullback in energy prices, but the Trust's long energy positions were relatively light in July due to high volatility, and the agricultural commodity sector sustained larger losses than energy. Metals were also unprofitable. July price action in commodities is illustrated by the performance of the most prominent unleveraged long-only commodity indices: The Dow Jones-AIG Commodity Index declined 11.85% and the S&P GSCI Commodity Index declined 12.24%. In the Trust's financial sector, losses on interest rate futures trading narrowly outweighed small profits from currency and stock index futures trading.

Public focus has been on crude oil and gasoline prices, but the largest energy decline was in natural gas where volatility has not been as high and the Trust's positions were larger in July. Long natural gas positions produced over 40% of the month's energy loss with small losses from long positions in Brent and WTI crude oil, heating oil, gas oil, reformulated gasoline (RBOB) and Tokyo gasoline and kerosene.

The headline grabbing decline in energy prices was accompanied by declines in agricultural commodities and metals. In the agricultural sector, long positions were unprofitable in soybeans, soybean meal and oil, corn, cocoa, arabica coffee and rubber. Short positions in sugar and hogs were also unprofitable. Short positions in cattle and cotton were profitable.

In the metals, long positions were unprofitable in gold and platinum (which was hurt by poor auto sales), tin, copper and aluminum. A short position in lead was unprofitable and a short position in nickel was profitable. A long position in silver and a short position in zinc were flat.

Stock index futures trading generated a small profit with gains on short positions in British, Dutch, French, Spanish, Italian, Australian and Taiwanese index futures outweighing losses on short positions in U.S. index futures and long positions in South African and Canadian index futures. Long positions in Chinese and short positions in Indian, German and Swedish index futures were flat.

Currency trading produced a small profit in July. Gains in long positions versus the dollar in the Mexican peso, Brazilian real, Polish zloty, Turkish lire and Romanian leu outweighed losses on long positions in the Australian, Canadian, New Zealand and Singapore dollars, the Swiss franc and the euro and on short positions in the Korean won and South African rand. In non-dollar cross rate trading, profits on long positions in the Norwegian krone versus the yen and Polish zloty versus the euro outweighed a small loss on a long position in the Australian versus the Canadian dollar.

The trend toward higher interest rates was interrupted in July, and losses were sustained on short futures positions in German, British and Australian notes, bonds and short-term rates and Swiss short-term rates. Long futures positions in Canadian bonds and short-term rates were profitable, and long positions in Japanese bonds and U.S. Treasury notes and bonds were flat.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman